May 19, 2014

Via Edgar

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Expedia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 7, 2014

File No. 000-51447

Dear Ms. Cvrkel:

On behalf of Expedia, Inc. (“Expedia” or the “Company”), we have prepared the following responses to address comments contained in your letter dated April 29, 2014 regarding the above-referenced filing. As requested, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to our disclosure.

For your convenience, our responses correspond to the format of your letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 56

Provision for Income Taxes, page 61

1.	We note your disclosure that the increase in the effective income tax rate for 2013 compared to 2012 is primarily due to an increase in your valuation allowance by $20 million on cumulative foreign net operating losses for which realization is no longer certain. We also note from disclosures contained in your Form 10-K for the fiscal year ended December 31, 2012 you decreased your valuation allowance by $11 million due to foreign net operating losses for which realization was no longer uncertain. In this regard, please explain to us the change circumstance which resulted in the increase in valuation allowance in fiscal 2013 in light of the fact you determined in 2012 that a decrease was appropriate. We may have further comment upon receipt of your response.

Response: We recognize changes in our valuation allowances in the periods when events or circumstances warranting such changes occur. The changes in valuation allowance as described in our 2012 and 2013 disclosures relate to different legal entities and taxing jurisdictions.

In 2012, the decrease in valuation allowance is primarily due to a change in circumstances impacting the realizability of the net deferred tax assets of certain French entities, which, based on the weight of available evidence, were determined to more likely than not be realizable. Therefore, the previously recorded valuation allowance was released.

In 2013, the increase in valuation allowance is primarily due to a change in circumstances impacting the realizability of the net deferred tax assets of certain Australian and Chinese entities, which, based on the weight of available evidence, were determined to more likely than not be unrealizable. Therefore, a valuation allowance was recorded.

In future filings, when appropriate, we will expand our disclosures to clarify the jurisdiction or jurisdictions to which a change in valuation allowance relates.

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

2.	We note that as part of your statement of changes in stockholders’ equity, you have a column titled “Noncontrolling Interest.” In light of the fact that you have both redeemable and non-redeemable noncontrolling interest, please revise this column to clearly identify this amount as non-redeemable noncontrolling interest. Also, please revise to present a column for redeemable noncontrolling interest which includes a roll-forward of this temporary equity amount but does not combine the total with permanent equity. See guidance in ASC 810-10-50-1A(c).

Response: We will revise the noncontrolling interest included within equity to clearly identify this amount as non-redeemable noncontrolling interest in future filings beginning with our next Quarterly Report on Form 10-Q for our consolidated balance sheet and in our next Annual Report on Form 10-K for our consolidated statement of changes in stockholders’ equity.

In relation to the disclosure surrounding our redeemable noncontrolling interest, the guidance in ASC 810-10-50-1A(c) states that a reconciliation at the beginning and the end of the period should be included “either in the consolidated statement of changes in equity, if presented, or in the notes to the consolidated financial statements” (Emphasis added). Please refer to Note 12 – Redeemable Noncontrolling Interests, page F-32, for a reconciliation of the redeemable noncontrolling interest balance. As we have presented this reconciliation in Note 12, we believe that we comply with the referenced guidance.

Notes to the Financial Statements

Note 2. Significant Accounting Policies, page F-12

Collaborative Arrangement, page F-12

3.	We note your disclosure that during 2013 you entered into a strategic marketing agreement with Travelocity in which you power the technology platforms for Travelocity’s existing websites in the US and Canada, while providing Travelocity access to your supply and customer services. We also note that you believe you have determined that you are the principal party in the transaction with the customer and recognize revenue earned on the Travelocity website as net revenue, and the related marketing fee is recorded as selling and marketing expense. Please explain to us in greater detail the terms of the transaction. As part of your response, please explain your revenue recognition treatment for the services provided to Travelocity and the basis for your conclusion(s). Also, please tell us the amount of revenue recognized during 2013 related to this arrangement.

Response: Under the terms of the strategic marketing agreement, Expedia is responsible for the operation of the technology platform, management of the travel customer booking process, including resolution of any fulfillment issues, procurement of supply and all aspects of customer service associated with bookings made on Travelocity-branded websites powered by Expedia (the “Travelocity-Branded Websites”). In addition, Expedia is the merchant of record for all merchant transactions booked on the Travelocity-Branded Websites. Travelocity is primarily responsible for promoting its brand and marketing the travel services made available through the Travelocity-Branded Websites under the agreement.

As discussed in Note 2- Significant Accounting Policies in the notes to the consolidated financial statements, Expedia records revenue (including the revenue generated from bookings made through the Travelocity-Branded Websites) net of amounts paid to suppliers, i.e. “net revenue.” In evaluating the appropriate income statement presentation related to the Travelocity agreement, we considered whether we should present the Travelocity related “net revenue” net of the performance-based marketing fee paid to Travelocity or whether we should present the Travelocity related “net revenue” gross of the performance-based marketing fee.

The strategic marketing agreement is accounted for as a collaborative arrangement pursuant to ASC 808 as both Expedia and Travelocity are active participants and are exposed to significant risks and rewards with respect to such agreement. Guidance provided in ASC 808-10-45-1 prescribes that participants shall report costs incurred and revenues generated from transactions with third parties in each entity’s respective income statement pursuant to guidance provided in ASC 605-45. Under ASC 808-10-45-2, the participant in a collaborative arrangement that is deemed to be the principal participant for a given transaction under Subtopic 605-45 shall record those transactions on a gross basis in its financial statements.

Based upon guidance provided in ASC 605-45-45-3 through 18, we concluded Expedia is the principal participant as it relates to end-customer (or third-party) transactions, which originate on the Travelocity-Branded Websites. As a result, we record the Travelocity performance-based marketing fee payments as sales and marketing expense. The following are key indicators that we considered:

•	Expedia is the primary obligor in the arrangement – Expedia is responsible for providing all aspects of the service desired by the customer (aside from the underlying supply fulfillment, which is provided by Expedia’s suppliers) for all bookings made through the Travelocity-Branded Websites and is considered the primary obligor of the services provided to the customer as it pertains to the arrangement between Expedia and Travelocity. Under the arrangement, Expedia is responsible for providing the service at all intersection points with the end-customer (aside from the underlying supply fulfillment as that is handled by our suppliers), including powering the platform through which customers book travel, providing access to Expedia’s network of travel suppliers and related travel supply, contracting with the customer under the terms of use for the provision of services, resolving any fulfillment related issues, as well as providing customer service over the life of a transaction regardless of the nature of the issue. Furthermore, Expedia is the merchant of record for all merchant transactions booked on Travelocity-Branded Websites. For transactions where Expedia acts as merchant of record, we generally have certain latitude to establish prices charged to travelers pursuant to contracts that we negotiate with our suppliers. Expedia is also liable for customer refunds in the case of merchant booking cancellations;

•	Expedia has general inventory risk – Although Expedia does not have inventory risk related to the supply (hotel rooms, air tickets, etc.), it does have the risks associated with maintaining and operating a supply procurement function and technology platform, which we have analogized to inventory risk as it pertains to the arrangement between Expedia and Travelocity. Expedia will incur the costs of acquiring and maintaining travel supply as well as developing and maintaining a technology platform regardless of whether or not bookings are made on Travelocity-Branded Websites;

•	Expedia performs a part of the service – Expedia is responsible for providing the service at all intersection points with the end-customer (aside from the underlying supply fulfillment as that is handled by our suppliers), including powering the platform through which customers book travel, providing access to its network of travel suppliers and related travel supply, resolving any fulfillment related issues, as well as providing customer service over the life of a transaction regardless of the nature of the issue; and

•

Expedia is involved in the determination of service specifications – Expedia is responsible for providing the service desired by the customer, which includes powering a travel booking platform, providing access to travel supply, resolving fulfillment issues, as well as providing customer service over the life of a transaction. Because Expedia is responsible for these activities, the nature, type, characteristics, and specification of the services provided to end-customers pursuant to the strategic marketing agreement are determined by Expedia.

Revenue recognized by Expedia in 2013 related to the collaborative arrangement with Travelocity was approximately $5 million.

Note 3. Acquisitions, page F-19

4.	We note your disclosure that you agreed to issue 875,200 shares of Expedia common stock to certain employee shareholders in five equal increments on or about each of the first through fifth anniversaries of the acquisition. We also note that you valued the shares using a thirty-day trailing average of closing trading prices and exchange rates prior to the acquisition. Citing the relevant authoritative literature you relied upon, please explain to us why you believe that the 30 day trailing average is the most appropriate method for determining the fair value of the common stock in this transaction.

Response: Per the terms of the acquisition agreement, the aggregate value of Euro 43 million and the thirty-day trailing average of closing trading prices and exchange rates were used as the bases for determining the number of shares of common stock to be issued to the employee shareholders. However, in accordance with ASC 805-30-30-7, the fair value of the consideration transferred and the amount recognized as stock-based compensation expense was measured using the closing price of Expedia, Inc. common stock as of the acquisition date multiplied by the number of shares to be issued. We will update our disclosure in future filings, beginning with our next Annual Report on Form 10-K, to clarify this distinction.

5.	We note your disclosure that the fair value of the 37% noncontrolling interest was estimated to be $344 million at the time of acquisition based on the fair value per share, excluding the control premium which was paid to certain shareholders in order to obtain control. Please tell us and revise to disclose how you determined or calculated the control premium. Your response and revised disclosure should include the nature of the significant inputs used in your valuation. See guidance in ASC 805-20-50-1(e).

Response:

The per-share fair value of the noncontrolling interest as of the acquisition date was derived directly based on the amount Expedia paid to each noncontrolling shareholder. The per-share consideration transferred to certain controlling shareholders was higher due to the additional consideration transferred (in the form of Expedia, Inc. stock) exclusively to such shareholders. The additional consideration, which was expensed at acquisition as it was not contingent upon any future service or other certain event but the passage of time, was estimated to represent the control premium as it was a premium paid only to the controlling shareholders. Therefore, the specific acquisition date economics for which a noncontrolling share was purchased for less consideration than a controlling share allows for the acquisition date fair value of the noncontrolling interest to be derived directly, which we concluded is an acceptable method for calculating the control premium under ASC 805-20-30-7.

We will revise our disclosure in future filings, beginning with our next Annual Report on Form 10-K, as follows (emphasis added for new disclosure):

“The fair value of the 37% noncontrolling interest was estimated to be $344 million at the time of acquisition based on the fair value per share, excluding the control premium. The control premium was derived directly based on the additional consideration paid to certain shareholders in order to obtain control. The additional consideration was determined to be the best estimate to represent the control premium as it was a premium paid only to the controlling shareholders.”

Note 8. Debt, page F-25

6.	We note from your disclosures in Note 8 that the 7.456% and 5.95% Notes include restrictive covenants. Please tell us, and revise your Liquidity section of MD&A to disclose if you were in compliance with these covenants at December 31, 2013.

Response: We were in compliance with our debt covenants at December 31, 2013. We will revise our Liquidity section of our Management Discussion and Analysis in future filings, beginning with our next Quarterly Report on Form 10-Q, to disclose our compliance with our debt covenants as of each reporting date.

Note 12. Redeemable Noncontrolling Interests, page F-32

7.	We note that for the year ended December 31, 2013, you recorded a $26.6 million fair value adjustment to the redeemable noncontrolling interest. Please explain to us, and revise to disclose, how you calculated or determined the fair value amount. See guidance in ASC 480-10-S99-24.

Response: The redeemable noncontrolling interest is denominated in Euro and the increase in fair value from the acquisition date to December 31, 2013 was primarily due to approximately $19 million in currency translation adjustments over the period, which were improperly classified as fair value adjustments in the roll-forward that will be corrected in future filings. The remaining amount of the increase in fair value was related to the vesting of redeemable subsidiary options.

We review the fair value of the noncontrolling shares each period based on the available evidence of potential changes to fair value, taking into consideration the likely impact of the following factors in the overall valuation: the length of time since the date of the last valuation, the actual and expected operating and cash flow performance of the underlying entity in relation to our most recent valuation assumptions, the market values of comparable entities taking into consideration the volatility of those values over the relative time period and such other factors as may be appropriate at the time.

Beginning with our Quarterly Report on Form 10-Q for the first quarter of 2014, we have incorporated more robust disclosure of how we calculate and determine the fair value of our redeemable noncontrolling interest and will continue to do so in future filings, as appropriate.

In connection with our responses to the comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (425) 679-3255 (phone) or mokerstrom@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ MARK D. OKERSTROM
Mark D. Okerstrom
Chief Financial Officer

CC:	Claire Erlanger, SEC Staff
Jean Yu, SEC Staff
Robert Dzielak, Expedia, Inc. General Counsel and Secretary